Mailstop 4561

October 11, 2007

Mr. Duncan Copeland
Chief Executive Officer
Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario M9B 6C7
Canada

> **Re:** **Northcore Technologies Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 25, 2007**
> **File No. 001-14835**

Dear Mr. Copeland:

We have completed our review of your Form 20-F and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief